SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                 to

Commission File Number:1-8610

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

AT&T RETIREMENT SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

AT&T INC.

208 S. Akard, Dallas, Texas 75202

AT&T RETIREMENT SAVINGS PLAN

Financial Statements, Supplemental Schedules and Exhibit

Report of Independent Registered Public Accounting Firm

Plan Administrator and Plan Participants

AT&T Retirement Savings Plan

AT&T Puerto Rico Retirement Savings Plan

Dallas, Texas

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of AT&T Retirement Savings Plan and AT&T Puerto Rico Retirement Savings Plan (Plans) as of December 31, 2018 and 2017, the related statements of changes in net assets available for benefits for the year ended December 31, 2018, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of AT&T Retirement Savings Plan and AT&T Puerto Rico Retirement Savings Plan as of December 31, 2018 and 2017, and the changes in net assets available for benefits for the year ended December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis of Opinion

These financial statements are the responsibility of the Plans’ management. Our responsibility is to express an opinion on these financial statements based on our audits.

We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plans in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plans are not required to have, nor were we engaged to perform, an audit of their internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plans internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Information

The supplemental information in the accompanying schedules of delinquent participant contributions for the year ended December 31, 2018, and assets (held at end of year) as of December 31, 2018, have been subjected to audit procedures performed in conjunction with the audit of the Plans’ financial statements. The supplemental schedules are the responsibility of the Plans’ management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ BKD, LLP

We have served as the Plans’ auditor since 2018

San Antonio, Texas

June 28, 2019

Statements of Net Assets Available For Benefits

(Dollars in Thousands)

	December 31, 2018		December 31, 2017
	AT&T Retirement Savings Plan	AT&T Puerto Rico Retirement Savings Plan	AT&T Retirement Savings Plan	AT&T Puerto Rico Retirement Savings Plan
Assets
Investment in AT&T Savings Plan Master Trust, (Note 4)	$36,217,189	$101,101	$37,879,398	$108,572
Receivables:
Notes receivable from participants	816,145	8,157	742,288	9,060
Employer contribution receivable	4,144	—	2,931	76
Participant contribution receivable	7,249	—	4,632	122

Net Assets Available for Benefits	$37,044,727	$109,258	$38,629,249	$117,830

See Notes to Financial Statements.

Statements of Changes in Net Assets Available For Benefits

For the Year Ended December 31, 2018

(Dollars in Thousands)

	AT&T Retirement Savings Plan	AT&T Puerto Rico Retirement Savings Plan
Net Assets Available for Benefits, December 31, 2017	$38,629,249	$117,830
Changes in Net Assets:
Contributions:
Participant contributions	1,242,054	7,039
Employer contributions	604,410	4,344
Rollover contributions	193,513	150
Investment Loss
Net loss from investment in AT&T Savings Plan Master Trust	(3,023,423)	(8,983)
Interest income on notes receivable from participants	37,043	393
Administrative Expenses	(14,324)	(189)
Distributions	(3,669,745)	(11,326)

Net decrease before transfers	(4,630,472)	(8,572)
Transfers from other affiliated qualified plan (Note 1)	3,045,950	—

Net Assets Available for Benefits, December 31, 2018	$37,044,727	$109,258

See Notes to Financial Statements.

AT&T Retirement Saving Plan

AT&T Puerto Rico Retirement Saving Plan

Notes to Financial Statements

(Dollars in Thousands)

NOTE 1. PLAN DESCRIPTIONS

The following descriptions provide only general information. Detailed provisions covering participant eligibility, participant allotments from pay, participant withdrawals, participant loans, employer contributions and related vesting of contributions and plan expenses are provided in the plan texts and prospectuses. The AT&T Retirement Saving Plan and AT&T Puerto Rico Retirement Savings Plan (collectively referred to as the Plans) are defined contribution plans and are subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

The AT&T Retirement Savings Plan (ARSP) was originally established by BellSouth Corporation (BellSouth) to provide a convenient way for eligible non-management and bargained for employees of participating BellSouth companies to save on a regular and long-term basis. In December 2006, BellSouth was acquired by AT&T Inc. (AT&T). The ARSP became sponsored by AT&T Inc. effective December 31, 2008.

The AT&T Puerto Rico Retirement Savings Plan (ARSP-PR) was originally established by CCPR Inc. to provide a convenient way for eligible employees of its Puerto Rico subsidiary, CCPR Services Inc., and certain affiliates, to save on a regular and long-term basis. The ARSP-PR became sponsored by AT&T effective December 31, 2008.

The Plans participate in the AT&T Savings Plan Master Trust (AT&T Master Trust) for certain participant investment fund options as described below. The AT&T Master Trust invests in the AT&T Savings Group Investment Trust (Group Trust) for the remaining participant investment fund options. The Bank of New York Mellon Corporation (BNY Mellon) serves as trustee for both the AT&T Master Trust and Group Trust. With respect to the ARSP-PR, BNY Mellon serves as a U.S. custodian pursuant to a custodian agreement and Oriental Financial Group serves as trustee of the associated trust known as the AT&T Puerto Rico Retirement Savings Plan Trust. Fidelity Investments Institutional Operations Company, Inc. (Fidelity) serves as recordkeeper for the Plans.

As part of collective bargaining agreements settled during 2017, certain bargained employees hired prior to August 9, 2009, will no longer participate in the AT&T Savings and Security Plan but will instead participate in the AT&T Retirement Savings Plan effective January 1, 2018. In 2018, $3,045,950 of participant balances and assets were merged into the AT&T Retirement Savings Plan.

During 2018, participants could invest their contributions in one or more of eleven funds in 1% increments:

• AT&T Total Return Bond Fund*	• Small and Mid-Sized U.S. Stock Index Fund**
• AT&T U.S. Stock Fund*	• International Stock Index Fund**
• AT&T International Stock Fund*	• Large Cap U.S. Stock Index Fund**
• AT&T Stable Value Fund*	• AT&T Shares Fund**
• AT&T Age-Based Asset Allocation Funds (based on retirement date)**	• Fidelity BrokerageLink®**
• Total U.S. Stock Market Index Fund**

*	Investment fund option of the Group Trust.
**	Investment fund option of the AT&T Master Trust.

Participants contribute to the Plans through payroll allotments. The Company contributes to the Plans by matching the participants’ contributions based on the provisions of the respective plan. For the ARSP, some matching contributions are made in the form of cash and are participant directed immediately upon allocation. The majority of Company matching contributions for the ARSP and all Company matching contributions for the ARSP-PR are made solely in the form of shares of AT&T’s common stock. Matching contributions made in stock into the ARSP are held in an Employee Stock Ownership Plan (ESOP), which is part of the AT&T Shares Fund, within the AT&T Master Trust. Matching contributions made in stock into the ARSP-PR are held in a separate stock bonus portion of the ARSP-PR. Company contributions made to the Plans can be immediately diversified into any of the fund options above.

AT&T Retirement Saving Plan

AT&T Puerto Rico Retirement Saving Plan

Notes to Financial Statements (Continued)

(Dollars in Thousands)

Dividends on AT&T shares held in the ARSP can either be reinvested in the AT&T Shares Fund on a quarterly basis, or paid into a short-term interest bearing fund for distribution (or pass-through) before the end of the year. Interest earned on dividends held in the short-term interest bearing fund are used to purchase additional units of the AT&T Shares Fund in the participant’s account. During 2018, participants in the ARSP elected to receive $29,701 in dividend distributions, which are included in distributions on the statements of changes in net assets available for benefits. Dividends on AT&T shares held in the ARSP are reinvested in the AT&T Shares Fund on a quarterly basis. Dividends on AT&T shares held in the ARSP-PR are not eligible for pass-through and are reinvested in the AT&T Shares Fund on a quarterly basis.

Each participant is entitled to exercise voting rights attributable to the AT&T shares allocated to their account and is notified by the Company prior to the time that such rights may be exercised. Subject to the fiduciary provisions of ERISA, the trustee will not vote any allocated shares for which instructions have not been given by the participant. The trustee votes any unallocated shares in the same proportion as it votes those shares that were allocated to the extent the proportionate vote is consistent with the trustee’s fiduciary obligation under ERISA. Participants have the same voting rights in the event of a tender or exchange offer.

Although it has not expressed any intent to do so, AT&T has the right under the Plans to discontinue its contributions at any time and to terminate the Plans subject to the provisions of ERISA. In the event that the Plans are terminated, subject to the conditions set forth by ERISA, the account balances of all participants shall be 100% vested.

Administrative and Operating Expenses; Investment Manager Fees Except to the extent paid by the Company, all expenses incident to the administration and operation of the Plans are charged to participants, either directly to their accounts or through the investment funds offered under the Group Trust or AT&T Master Trust, in accordance with administrative procedures established by the plan administrator. Investment manager fees are charged through the investment funds. Expenses charged directly to participant accounts (e.g., recordkeeping, communications fees) are reflected as a periodic fee on the participant account statements. In addition, expenses and fees with respect to certain transactions and services (e.g., plan loan initiation fees) are charged directly to participants who incur them rather than to the Plans as a whole.

NOTE 2. ACCOUNTING POLICIES

The accompanying financial statements were prepared in conformity with U.S. generally accepted accounting principles (GAAP), which require management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. Distributions are recorded when paid.

Investment Valuation and Income Recognition Investments are stated at fair value except those investments that are fully benefit-responsive investments which are stated at contract value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements. Investments in securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the year. If no sale was reported on that date, they are valued at the last reported bid price. Shares of registered investment companies (i.e. mutual funds) are valued based on quoted market prices, which represent the net asset value of shares held at year-end.

Common/collective trust funds and 103-12 investment entities (i.e. an investment entity that holds the assets of two or more plans which are not members of a related group or employee benefit plan) are valued at quoted redemption values that represent the net asset values (NAV) of units held at year-end. Publicly traded partnerships are valued using trades on a national securities exchange based on the last reported sales price on the last business day of the year.

Investment contracts held by a defined contribution plan are required to be reported at contract value. Contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plans. The Group Trust invests in fully benefit-responsive and synthetic guaranteed investment contracts (Synthetic GICs). The underlying investments of the Synthetic GICs are owned by the Group Trust and are comprised of corporate bonds and notes, registered investment companies and government securities. The contract value of the fully benefit-responsive investment contracts represents contributions plus earnings, less participant withdrawals and administrative expenses.

AT&T Retirement Saving Plan

AT&T Puerto Rico Retirement Saving Plan

Notes to Financial Statements (Continued)

(Dollars in Thousands)

Purchases and sales of securities are reflected as of the trade date. Dividend income is recognized on the ex-dividend date. Interest earned on investments is recognized on the accrual basis. Net loss includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Transfers in and out of level 1 (quoted market prices), level 2 (other significant observable inputs) and level 3 (significant unobservable inputs) are recognized on the period ending date.

Notes Receivable from Participants Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued, but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2018 or 2017. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a distribution is recorded.

Recent Accounting Standards

In February 2017, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update No. 2017-06 “Employee Benefit Plan Master Trust Reporting” (ASU 2017-06). ASU 2017-06 requires plans to report interests in a master trust and changes in the value of that interest as separate line items on the plan’s financial statements. The plans must also disclose the master trust’s investments by general type as well as other assets and liabilities and disclose the dollar amount of the plan’s interest in each category disclosed. The new standard is effective for fiscal years beginning after December 15, 2018 with retrospective application. Early adoption is permitted. The Plan is not early adopting this standard. Management is currently evaluating this updated guidance.

In July 2018, the FASB issued Accounting Standards Update No. 2018-09 “Codification Improvements” (ASU-2018-09). ASU 2018-09 requires a plan to evaluate its investments to determine whether a readily determinable fair value exists or if investments qualify for the net asset value per share practical expedient and can be excluded from the fair value hierarchy disclosure. The new standard is effective for fiscal years beginning after December 15, 2018. Early adoption is permitted. The Plan is not early adopting this standard. Management is currently evaluating this updated guidance.

NOTE 3. FAIR VALUE MEASUREMENTS

ASC 820, Fair Value Measurement, establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include:

• Quoted prices for similar assets and liabilities in active markets;

• Quoted prices for identical or similar assets or liabilities in inactive markets;

• Inputs other than quoted market prices that are observable for the asset or liability;

• Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

AT&T Retirement Saving Plan

AT&T Puerto Rico Retirement Saving Plan

Notes to Financial Statements (Continued)

(Dollars in Thousands)

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The valuation methodologies described in Note 2 may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while Plan management believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. There have been no changes in the methodologies used at December 31, 2018 and 2017.

See Note 4 for fair value hierarchy for the Group Trust’s and AT&T Master Trust’s investments.

NOTE 4. INVESTMENTS

The Plans held investments in the AT&T Master Trust (for certain investment fund options as disclosed in Note 1), and the AT&T Master Trust held an investment in the Group Trust as of December 31, 2018 and 2017.

AT&T Savings Plan Master Trust Investments

AT&T established the AT&T Master Trust to manage assets of pooled investment options among various AT&T sponsored employee benefit plans.

Each participating plan’s interest in the investment fund options (i.e., separate accounts) of the AT&T Master Trust is based on account balances of the participants and their elected investment fund options. The AT&T Master Trust assets are allocated among the participating plans by assigning to each plan those transactions (primarily contributions, benefit payments, and expenses) that can be specifically identified, and by allocating investment income and administrative expenses related to the AT&T Master Trust on a daily basis based on each participant’s account balance within each investment fund option.

The participating plans and ownership percentages of the AT&T Master Trust are listed below:

	December 31,
	2018	2017
AT&T Retirement Savings Plan	99.72%	99.71%
AT&T Puerto Rico Retirement Savings Plan	0.28%	0.29%

Total	100.00%	100.00%

AT&T Retirement Saving Plan

AT&T Puerto Rico Retirement Saving Plan

Notes to Financial Statements (Continued)

(Dollars in Thousands)

The Plans’ percentage interest in each of the investment fund options within the AT&T Master Trust is disclosed below:

	December 31, 2018		December 31, 2017
	AT&T Retirement Savings Plan	AT&T Puerto Rico Retirement Savings Plan	AT&T Retirement Savings Plan	AT&T Puerto Rico Retirement Savings Plan
Total U.S. Stock Market Index Fund	99.840%	0.160%	99.860%	0.140%
Large Cap U.S. Stock Index Fund	99.700%	0.300%	99.700%	0.300%
Small and Mid-Sized U.S. Stock Index Fund	99.680%	0.320%	99.670%	0.330%
International Stock Index Fund	99.450%	0.550%	99.490%	0.510%
AT&T Shares Fund	99.750%	0.250%	99.730%	0.270%
AT&T Age-Based Asset Allocation Funds:
AT&T Age-Based Allocation 2000 Fund	99.830%	0.170%	99.860%	0.140%
AT&T Age-Based Allocation 2005 Fund	99.920%	0.080%	99.920%	0.080%
AT&T Age-Based Allocation 2010 Fund	99.840%	0.160%	99.790%	0.210%
AT&T Age-Based Allocation 2015 Fund	99.920%	0.080%	99.910%	0.090%
AT&T Age-Based Allocation 2020 Fund	99.800%	0.200%	99.790%	0.210%
AT&T Age-Based Allocation 2025 Fund	99.850%	0.150%	99.840%	0.160%
AT&T Age-Based Allocation 2030 Fund	99.640%	0.360%	99.580%	0.420%
AT&T Age-Based Allocation 2035 Fund	99.570%	0.430%	99.430%	0.570%
AT&T Age-Based Allocation 2040 Fund	99.360%	0.640%	99.300%	0.700%
AT&T Age-Based Allocation 2045 Fund	99.300%	0.700%	99.170%	0.830%
AT&T Age-Based Allocation 2050 Fund	99.570%	0.430%	99.520%	0.480%
AT&T Age-Based Allocation 2055 Fund	99.850%	0.150%	99.850%	0.150%
AT&T Age-Based Allocation 2060 Fund	99.730%	0.270%	99.650%	0.350%
Fidelity BrokerageLink®	100.000%	—%	100.000%	—%

The financial position of the AT&T Master Trust was as follows:

	December 31,
	2018	2017
AT&T common stock	$4,885,378	$5,763,103
Mutual funds	81,446	78,299
Common/collective trust funds	17,850,871	18,368,936
Fidelity BrokerageLink	2,007,335	2,200,484
Investment in Group Trust	11,511,251	11,589,051

AT&T Master Trust investments	$36,336,281	$37,999,873
Net other assets and liabilities	(17,991)	(11,903)

Net assets available for benefits	$36,318,290	$37,987,970

AT&T Retirement Saving Plan

AT&T Puerto Rico Retirement Saving Plan

Notes to Financial Statements (Continued)

(Dollars in Thousands)

Net Depreciation in Fair Value of AT&T Master Trust Investments and

Total Investment Income (Loss) for the year ended December 31, 2018

2018
Net depreciation in fair value of AT&T Master Trust Investments	$(3,307,767)
Investment income:
Dividends	343,961
Interest	687
Loss from investment in Group Trust	(69,287)

Net investment loss of Master Trust Investments	$(3,032,406)

The following tables set forth by level, within the fair value hierarchy, the AT&T Master Trust’s assets at fair value, excluding its investment in the Group Trust:

	AT&T Master Trust Assets at Fair Value as of December 31, 2018
	Level 1	Level 2	Level 3	Total
AT&T common stock	$4,885,378	$—	$—	$4,885,378
Mutual funds	81,446	—	—	81,446
Self-directed brokerage accounts	1,998,969	8,366	—	2,007,335

Total assets in fair value hierarchy	$6,965,793	$8,366	$—	$6,974,159

Common/collective trusts measured at net asset value
Asset allocation funds[1]				6,278,200
Total U.S. stock market index fund[2]				1,478,274
Large cap U.S. stock index fund[3]				5,271,702
Small and mid-sized U.S. stock index fund[4]				2,744,791
International stock index fund[5]				2,077,904

Total assets at fair value				$24,825,030

[1]

This category includes 13 common/collective trust funds also known as Aged-Based Asset Allocation Funds which are well diversified portfolios that adjust the mix of the various underlying investments over time. The change in allocation of investments is designed to move from a more aggressive investment strategy to a more conservative strategy through the projected retirement date and for a number of years thereafter. The year associated with the fund identification denotes the projected year of retirement of the participant selecting the fund. There are currently no redemption restrictions on these investments.

[2]

This category includes a common/collective trust fund with an objective of providing investment results that approximate the overall performance of the common stocks included in the Dow Jones Total U.S. Stock Market Index. There are currently no redemption restrictions on this investment.

[3]

This category includes a common/collective trust fund with an objective of providing investment results that approximate the overall performance of the common stocks included in the Standard and Poor’s Composite Stock Price Index of 500 stocks (the S&P 500®). There are currently no redemption restrictions on this investment.

[4]

This category includes a common/collective trust fund with an objective of providing investment results that approximate the overall performance of the common stocks included in the Dow Jones U.S. Completion Total Stock Market Index. There are currently no redemption restrictions on this investment.

[5]

This category includes a common/collective trust fund with an objective of providing investment results that approximate the overall performance of the common stocks included in the All Country World Index ex U.S. Index. Except for a short-term trading fee applicable to certain participant transactions, there are currently no redemption restrictions on this investment.

AT&T Retirement Saving Plan

AT&T Puerto Rico Retirement Saving Plan

Notes to Financial Statements (Continued)

(Dollars in Thousands)

	AT&T Master Trust Assets at Fair Value as of December 31, 2017
	Level 1	Level 2	Level 3	Total
AT&T common stock	$5,763,103	$—	$—	$5,763,103
Mutual funds	78,299	—	—	78,299
Self-directed brokerage accounts	2,195,317	5,167	—	2,200,484

Total assets in fair value hierarchy	$8,036,719	$5,167	$—	$8,041,886

Common/collective trusts measured at net asset value
Asset allocation funds[1]				6,876,505
Total U.S. stock market index fund[2]				1,413,492
Large cap U.S. stock index fund[3]				5,227,715
Small and mid-sized U.S. stock index fund[4]				2,846,956
International stock index fund[5]				2,004,268

Total assets at fair value				$26,410,822

[1]

This category includes 13 common/collective trust funds also known as Aged-Based Asset Allocation Funds which are well diversified portfolios that adjust the mix of the various underlying investments over time. The change in allocation of investments is designed to move from a more aggressive investment strategy to a more conservative strategy through the projected retirement date and for a number of years thereafter. The year associated with the fund identification denotes the projected year of retirement of the participant selecting the fund. There are currently no redemption restrictions on these investments.

[2]

This category includes a common/collective trust fund with an objective of providing investment results that approximate the overall performance of the common stocks included in the Dow Jones Total U.S. Stock Market Index. There are currently no redemption restrictions on this investment.

[3]

This category includes a common/collective trust fund with an objective of providing investment results that approximate the overall performance of the common stocks included in the Standard and Poor’s Composite Stock Price Index of 500 stocks (the S&P 500®). There are currently no redemption restrictions on this investment.

[4]

This category includes a common/collective trust fund with an objective of providing investment results that approximate the overall performance of the common stocks included in the Dow Jones U.S. Completion Total Stock Market Index. There are currently no redemption restrictions on this investment.

[5]

This category includes a common/collective trust fund with an objective of providing investment results that approximate the overall performance of the common stocks included in the All Country World Index ex U.S. Index. Except for a short-term trading fee applicable to certain participant transactions, there are currently no redemption restrictions on this investment.

AT&T Retirement Saving Plan

AT&T Puerto Rico Retirement Saving Plan

Notes to Financial Statements (Continued)

(Dollars in Thousands)

AT&T Savings Group Investment Trust Investments

AT&T established the Group Trust to manage assets of pooled investment options among various AT&T sponsored employee benefit trusts. Each participating trust’s interest in the investment fund options (i.e., separate accounts) of the Group Trust is based on account balances of the participants and their elected investment fund options. The Group Trust assets are allocated among the participating plans by assigning to each trust those transactions (primarily contributions, distributions, and expenses) that can be specifically identified and by allocating investment income and administrative expenses to the individual plans on a daily basis based on each participant’s account balance within each investment fund option.

The participating entities and ownership percentages of the Group Trust are listed below:

	December 31,
	2018	2017
AT&T Master Trust	95.4%	95.3%
BellSouth Savings and Security Plan	4.6%	4.7%

Total	100.0%	100.0%

The AT&T Master Trust’s percentage interest in each of the investment fund options within the Group Trust is disclosed below as of December 31, 2018.

	AT&T Total Return Bond Fund	AT&T U.S. Stock Fund	AT&T International Stock Fund	AT&T Stable Value Fund	Group Trust
Interest bearing cash	$8,064	$500	$3	$—	$8,567
Foreign cash	3,892	—	16	—	3,908
Mortgage-backed securities	267,127	—	—	—	267,127
Corporate debt	712,633	—	—	—	712,633
Government securities	315,654	—	—	—	315,654
Common/collective trust funds	756,427	2,161,448	157,522	—	3,075,397
103-12 investment entities	—	—	236,952	—	236,952
Equities—common stock	—	324,930	193,898	—	518,828
Equities—preferred stock	—	—	4,528	—	4,528
Futures	(245)	—	—	—	(245)
Registered investment companies	291,899	6,090	3,536	185,716	487,241

Group Trust investments at fair value	2,355,451	2,492,968	596,455	185,716	5,630,590
Unsettled trades and other	(395,768)	(263)	801	(771)	(396,001)
Fully benefit-responsive investments contracts valued at contract value	—	—	—	6,829,151	6,829,151

Group Trust net assets	$1,959,683	$2,492,705	$597,256	$7,014,096	$12,063,740

AT&T Master Trust’s percentage ownership interest of investments	100%	100%	98.6%	92.2%	95.4%

AT&T Retirement Saving Plan

AT&T Puerto Rico Retirement Saving Plan

Notes to Financial Statements (Continued)

(Dollars in Thousands)

The AT&T Master Trust’s percentage interest in each of the investment fund options within the Group Trust is disclosed below as of December 31, 2017.

	AT&T Total Return Bond Fund	AT&T U.S. Stock Fund	AT&T International Stock Fund	AT&T Stable Value Fund	Group Trust
Interest bearing cash	$8,635	$—	$—	$—	$8,635
Foreign cash	2,513	—	49	—	2,562
Mortgage-backed securities	197,984	—	—	—	197,984
Corporate debt	435,034	—	—	—	435,034
Government securities	334,453	—	—	—	334,453
Common/collective trust funds	660,574	2,465,860	262,744	—	3,389,178
103-12 investment entities	—	—	259,704	—	259,704
Equities—common stock	—	363,871	215,321	—	579,192
Equities—preferred stock	—	—	981	—	981
Futures	622	—	—	—	622
Registered investment companies	468,488	73,167	4,304	63,048	609,007

Group Trust investments at fair value	2,108,303	2,902,898	743,103	63,048	5,817,352
Unsettled trades and other	(238,620)	100	625	(785)	(238,680)
Fully benefit-responsive investments contracts valued at contract value	—	—	—	6,582,615	6,582,615

Group Trust net assets	$1,869,683	$2,902,998	$743,728	$6,644,878	$12,161,287

AT&T Master Trust’s percentage ownership interest of investments	100.0%	100.0%	98.7%	91.5%	95.3%

Net Depreciation in Fair Value of Group Trust Investments and

Total Investment Income (Loss) for the year ended December 31, 2018

Group Trust
Net depreciation in fair value of Group Trust Investments	$(279,287)
Investment Income:
Interest	207,574
Dividends	23,104
Less: investment management expenses	(9,070)

Net investment loss of Group Trust Investments	$(57,679)

AT&T Retirement Saving Plan

AT&T Puerto Rico Retirement Saving Plan

Notes to Financial Statements (Continued)

(Dollars in Thousands)

The following tables sets forth by level, within the fair value hierarchy, the Group Trust’s assets at fair value as of December 31, 2018 and 2017:

	Group Trust Assets and Liabilities at Fair Value
	December 31, 2018
	Level 1	Level 2	Level 3	Total
Corporate debt	$—	$712,633	$—	$712,633
Mortgage-backed securities	—	267,127	—	267,127
Interest-bearing investments	—	8,567	—	8,567
Foreign cash	3,908	—	—	3,908
Common stock	518,828	—	—	518,828
Preferred stock	4,528	—	—	4,528
Futures	(245)	—	—	(245)
Registered investment companies	487,241	—	—	487,241
Government debt	—	315,654	—	315,654

Total assets in fair value hierarchy	$1,014,260	$1,303,981	$—	$2,318,241

Investments measured at net asset value
U.S. common/collective trusts[1]				2,868,746
International common/collective trusts[2]				157,522
103-12 investments[3]				236,952
Non-publicly traded registered investments companies[4]				49,129

Total assets at fair value				$5,630,590

[1]

The objective of the common/collective trust funds held in the AT&T U.S. Stock Fund is to deliver diversified exposure to the large-capitalization U.S. equity market as represented by the Russell 3000 Index. The objective of the common/collective trust funds held in the AT&T Total Return Bond Fund is to deliver diversified exposure to the fixed income market as represented by the Bloomberg Barclays Aggregate Index. There are currently no redemption restrictions on these investments.

[2]

The objective of the common/collective trust funds held in the AT&T International Stock Fund is to provide diversified exposure to international markets as represented by the All Country World Index ex U.S., MSCI Emerging Markets Net Dividend Index, MSCI Australia Index and MSCI Canada Index. There are currently no redemption restrictions on these investments.

[3]

The objective of these equity commingled funds is to provide diversified exposure to international markets as represented by the All Country World Index ex U.S. that invest in both developed and emerging countries. These funds have redemption restrictions limited to daily and monthly settlement.

[4]

These are non-publicly traded registered investment companies, consisting of a short-term floating rate portfolio plus publicly-traded high-yield and asset-backed fixed income securities. The fair value of the investments in this group have been estimated using the net asset values reported by the fund manager. These funds are utilized on a discretionary basis as part of a broad fixed income mandate. These are open-ended funds, with no final termination dates. There are currently no redemption restrictions on this investment.

AT&T Retirement Saving Plan

AT&T Puerto Rico Retirement Saving Plan

Notes to Financial Statements (Continued)

(Dollars in Thousands)

	Group Trust Assets and Liabilities at Fair Value
	December 31, 2017
	Level 1	Level 2	Level 3	Total
Corporate debt	$—	$435,034	$—	$435,034
Mortgage-backed securities	—	197,984	—	197,984
Interest-bearing investments	—	8,635	—	8,635
Foreign cash	2,513	49	—	2,562
Common stock	579,192	—	—	579,192
Preferred stock	981	—	—	981
Futures	622	—	—	622
Registered investment companies	526,784	—	—	526,784
Government debt	—	334,453	—	334,453

Total investments in fair value hierarchy	$1,110,092	$976,155	$—	$2,086,247

Investments measured at net asset value
U.S. common/collective trusts[1]				3,126,434
International common/collective trusts[2]				262,744
103-12 investments[3]				259,704
Non-publicly traded registered investments companies[4]				82,223

Total investments at fair value				$5,817,352

[1]

The objective of the common/collective trust funds held in the AT&T U.S. Stock Fund is to deliver diversified exposure to the large-capitalization U.S. equity market as represented by the Russell 3000 Index. This common/collective trust fund has redemption restrictions limited to daily and monthly settlement.

[2]

The objective of the common/collective trust funds held in the AT&T International Stock Fund is to provide diversified exposure to international markets as represented by the All Country World Index ex U.S. and MSCI Emerging Markets Net Dividend Index. The three common/collective trust funds have redemption restrictions limited to daily, weekly or monthly. One fund is invested broadly in developed and emerging market countries, while the other two funds are invested primarily in emerging market countries.

[3]	These are equity commingled funds that invest primarily in developed countries. These funds have redemption restrictions limited to monthly settlement.
[4]

These are non-publicly traded registered investment companies, consisting of a short-term floating rate portfolio plus publicly-traded high-yield and asset-backed fixed income securities. The fair value of the investments in this group have been estimated using the net asset values reported by the fund manager. These funds are utilized on a discretionary basis as part of a broad fixed income mandate. These are open-ended funds, with no final termination dates.

AT&T Retirement Saving Plan

AT&T Puerto Rico Retirement Saving Plan

Notes to Financial Statements (Continued)

(Dollars in Thousands)

Derivative Financial Instruments

In the normal course of operations, Group Trust assets and liabilities held in the AT&T Stable Value Fund (Stable Value Fund) may include derivative financial instruments (futures and foreign currency forward contracts). These instruments involve, in varying degrees, elements of credit and market volatility risks in excess of more traditional investment holdings such as equity and debt instruments. The intent is to use derivative financial instruments as an economic hedge to manage market volatility and foreign currency exchange rate risk associated with the Stable Value Fund’s investment assets. The gains (losses) are located on the Statement of Changes in Net Assets Available for Benefits as Net Loss from Investment in AT&T Savings Plan Master Trust to the extent of the Plans’ ownership in the AT&T Master Trust. The Group Trust’s fiduciaries do not anticipate any material adverse effect on the Group Trust’s financial position resulting from its involvement in these instruments.

At December 31, 2018 and 2017, the fair value of derivative financial instruments held by the AT&T Master Trust was not material.

Futures Contracts

The primary risk managed by the Group Trust using futures contracts is the price risk associated with investments. On behalf of the AT&T Master Trust, investment managers for the Group Trust enter into various futures contracts to economically hedge investments in domestic securities. These contracts, which are considered derivatives under ASC Topic 815, Derivatives and Hedging are agreements between two parties to buy or sell a security or financial interest at a set price on a future date and are standardized and exchange-traded. Upon entering into such a contract on behalf of the Group Trust, the investment manager is required to pledge to the broker an amount of cash or securities equal to the minimum “initial margin” requirements of the exchange on which the contract is traded. Pursuant to the contract, the investment manager agrees to receive from or pay to the broker an amount of cash equal to the daily fluctuation in the value of the contract. Such receipts or payments are known as variation margin and are recorded on a daily basis by the trustee as a realized gain or loss equal to the difference in the value of the contract between daily closing prices. Upon entering into such contracts, the Group Trust bears the risk of interest or exchange rates or securities prices moving unexpectedly, in which case, the Group Trust may not achieve the anticipated benefits of the futures contracts and may realize a loss. With futures, there is minimal counterparty credit risk to the Group Trust since futures are exchange traded and the exchange’s clearinghouse, as counterparty to all exchange traded futures, guarantees the futures against default. The investments in the Group Trust are subject to equity price risk and interest rate risk, in the normal course of pursuing its investment objectives. The U.S. interest rate futures held in the portfolio as of December 31, 2018 and 2017 were used primarily to hedge and manage the duration risk of the portfolio.

Foreign Currency Contracts

The primary risks managed by the Group Trust using foreign currency forward contracts is the foreign currency exchange rate risk associated with the Group Trust’s investments denominated in foreign currencies. On behalf of the AT&T Master Trust, investment managers for the Group Trust enter into forward foreign currency contracts, which are agreements to exchange foreign currencies at a specified future date at a specified rate, the terms of which are not standardized on an exchange. These contracts are intended to minimize the effect of currency fluctuations on the performance of investments denominated in foreign currencies. Although in some cases, forward foreign currency contracts are used to express a view on the direction of a particular currency, risk arises both from the possible inability of the counterparties to meet the terms of the contracts (credit risk) and from movement in foreign currency exchange rates (market risk). Foreign currency forward contracts are entered into with major banks to minimize credit risk, and accordingly, no credit reserve has been established against these amounts.

The contracts are recorded at fair value on the date the contract is entered into, which is typically zero. The fair value of the foreign currency contracts are disclosed in unsettled trades and other of the Group Trust and are included in the Statement of Net Assets Available for Benefits to the extent of the Plans’ ownership in the AT&T Master Trust.

Fully Benefit-Responsive Investment Contracts

The Stable Value Fund consists of fully benefit-responsive investment contracts with various financial institutions and insurance companies which can be accounted for by the Plans at contract value. Generally contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses.

AT&T Retirement Saving Plan

AT&T Puerto Rico Retirement Saving Plan

Notes to Financial Statements (Continued)

(Dollars in Thousands)

The investments held by the Stable Value Fund as of December 31, 2018 include Synthetic GICs which are fully benefit-responsive investment contracts. Synthetic GICs are constructed by combining a stable value insurance wrapper contract and a fixed income portfolio. The assets supporting the Synthetic GICs are owned by the Group Trust and generally consist of high quality fixed income securities.

Traditional Guaranteed Investment Contracts (“Traditional GICs” also known as “General Account GICs”) are issued by insurance companies and typically pay a guaranteed fixed or floating rate of interest over the life of the contract with a repayment of principal at maturity. A Synthetic GIC is similar to a Traditional GIC but has unbundled the insurance and investment components of the Traditional GIC.

Wrapper contracts are typically issued by a bank or insurance company, and seek to provide preservation of principal by permitting daily liquidity at contract value for participant directed transactions, in accordance with the provisions of the Plans. Wrapper contracts amortize the realized and unrealized gains and losses on the underlying fixed income investments through adjustments to the future interest crediting rate of the contract. Wrapper contracts typically contain contractual provisions that prevent the interest crediting rate from falling below zero.

In certain circumstances, the amount withdrawn from the wrapper contract could be payable at fair value rather than at contract value. These events include termination of the Plans, a material adverse change to the provisions of the Plans, if AT&T elects to withdraw from a wrapper contract in order to switch to a different investment provider or, in the event of a spin-off or sale of a division, if the terms of the successor plan do not meet the contract issuers’ underwriting criteria for issuance of a clone wrapper contract. Events that would permit a wrapper contract issuer to terminate a wrapper contract upon short notice include the Plans’ loss of qualified status, un-cured material breaches of responsibilities or material and adverse changes to the provisions of the Plans. The Company does not believe any of the events are probable of occurring in the foreseeable future.

Investment Risk

Investments held by the Group Trust and the AT&T Master Trust are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investments, it is at least reasonably possible that changes in the values of investments could occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits. Participants’ accounts that are invested in funds holding AT&T stock are exposed to market risk in the event of a significant decline in the value of AT&T stock.

Additionally, the Group Trust invests in securities with contractual cash flows, such as asset backed securities, collateralized mortgage obligations and commercial mortgage-backed securities. The value, liquidity and related income of these securities are sensitive to changes in economic conditions, including real estate value, delinquencies or defaults, or both, and may be adversely affected by shifts in the market’s perception of the issuers and changes in interest rates.

NOTE 5. PARTIES-IN-INTEREST TRANSACTIONS

The Plan may, at the discretion of the Plan’s participants or via the Company match, invest through the Master Trust in the Company’s common stock through the AT&T Shares Fund. The Master Trust held 171,176,516 and 148,227,966 shares of the Company’s common stock as of December 31, 2018 and 2017, respectively. Dividends earned by the Master Trust on the Company’s common stock were $343,961 for the year ended December 31, 2018.

The assets of the Plans are invested in AT&T stock either through the Group Trust or AT&T Master Trust. Because the Company is the plan sponsor of the Plans, transactions involving the Company’s stock qualify as party-in-interest transactions. In addition, certain investments held by the Plans, Group Trust, and AT&T Master Trust are managed by BNY Mellon and Fidelity as trustee or custodian and record keeper, respectively, as defined by various agreements. Therefore, these transactions and fees paid to these entities qualify as parties-in-interest transactions. All of these transactions are exempt from the prohibited transactions rules.

AT&T Retirement Saving Plan

AT&T Puerto Rico Retirement Saving Plan

Notes to Financial Statements (Continued)

(Dollars in Thousands)

NOTE 6. TAX STATUS

The ARSP has received a determination letter from the IRS dated August 12, 2015, stating that the ARSP is qualified under Section 401(a) of the IRC and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS the Plan was amended. Once qualified, the ARSP is required to operate in conformity with the IRC to maintain its qualification. The plan administrator believes the ARSP is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

The ARSP-PR has received a determination letter from the Commonwealth of Puerto Rico’s Department of Treasury (Treasury) dated May 29, 2018 stating that the ARSP-PR is qualified under Section 1081.01 of the Internal Revenue Code for a New Puerto Rico (the Puerto Rico Code), and therefore, the related trust is exempt from taxation. Once qualified, the ARSP-PR is required to operate in conformity with the Puerto Rico Code to maintain its qualification. The plan administrator believes the ARSP-PR is being operated in compliance with the applicable requirements of the Puerto Rico Code and, therefore, believes that the ARSP-PR, as amended, is qualified and the related trust is tax exempt.

Accounting principles generally accepted in the United States require Plan management to evaluate uncertain tax positions taken by the Plans. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS or Treasury. The Plans’ administrator has analyzed the tax positions taken by the Plans, and has concluded that as of December 31, 2018, there were no uncertain positions taken or expected to be taken. The Plans have recognized no interest or penalties related to uncertain tax positions. The Plans are subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

NOTE 7. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of Net Assets Available for Benefits per the ARSP financial statements to the Form 5500 as of December 31, 2018:

	AT&T Retirement Savings Plan	AT&T Puerto Rico Retirement Savings Plan
Net Assets Available for Benefits per the financial statements	$37,044,727	$109,258
Distributions payable to participants	(9,072)	(30)

Net Assets Available for Benefits per the Form 5500	$37,035,655	$109,228

The following is a reconciliation of Net Assets Available for Benefits per the ARSP financial statements to the Form 5500 as of December 31, 2017:

	AT&T Retirement Savings Plan	AT&T Puerto Rico Retirement Savings Plan
Net Assets Available for Benefits per the financial statements	$38,629,249	$117,830
Distributions payable to participants	(6,156)	(47)

Net Assets Available for Benefits per the Form 5500	$38,623,093	117,783

AT&T Retirement Saving Plan

AT&T Puerto Rico Retirement Saving Plan

Notes to Financial Statements (Continued)

(Dollars in Thousands)

Distributions payable to participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date. The following is a reconciliation of distributions to participants per the ARSP financial statements to the Form 5500 for the year ended December 31, 2018:

	AT&T Retirement Savings Plan	AT&T Puerto Rico Retirement Savings Plan
Distributions to participants per the financial statements	$3,669,745	$11,326
Distributions payable to participants at December 31, 2017	(6,156)	(47)
Distributions payable to participants at December 31, 2018	9,072	30

Distributions to participants per the Form 5500	$3,672,661	$11,309

SCHEDULE H, LINE 4(a)—SCHEDULE OF DELIQUENT PARTICIPANT CONTRIBUTIONS

December 31, 2018

(Dollars in Thousands)

AT&T RETIREMENT SAVINGS PLAN

EIN 43-1301883, PLAN NO. 009

Participant Contributions Transferred Late to the Plan	Total That Constitute Nonexempt Prohibited Transactions
Check Here if Late Participant Loan Repayments are included:	Contributions Not Corrected	Contributions Corrected Outside VCFP	Contributions Pending Correction in VCFP	Total Fully Corrected Under VCFP and PTE 2002-51
$ 8	$—	$—	$8	N/A

SCHEDULE H, LINE 4(i)—SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2018

(Dollars in Thousands)

AT&T RETIREMENT SAVINGS PLAN

EIN 43-1301883, PLAN NO. 009

Identity of Issue	Description of Investment	Current Value
Loan Fund
* Notes Receivable from Participants	3.25% - 10.5%	$816,145

TOTAL		$816,145

* Party-in-Interest.

AT&T PUERTO RICO RETIREMENT SAVINGS PLAN
EIN 43-1301883, PLAN NO. 011
Identity of Issue	Description of Investment	Current Value
Loan Fund
* Notes Receivable from Participants	3.5% - 9.25%	$8,157

TOTAL		$8,157

* Party-in-Interest.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the employee benefit plan) has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

AT&T Retirement Savings Plan

By: AT&T Services, Inc., Plan Administrator for the Foregoing Plan

By	/s/ Debra L. Dial
Debra L. Dial
Senior Vice President and Controller

Date: June 28, 2019

EXHIBIT INDEX

Exhibit identified below, Exhibits 23 is filed herein as exhibit hereto.

Exhibit Number

23	Consent of Independent Registered Public Accounting Firm